February 3, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015 Response Dated January 7, 2016
File No. 000-26823

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 13, 2016 (the “Comment Letter”) in connection with our January 7, 2016 response to the Staff’s Comment Letter dated December 22, 2015 with respect to the Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed by the Partnership on February 27, 2015.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Consolidated Financial Statements

Note 1, Organization and Presentation

Organization, page 79

1.              Your response to comment 1 indicates that Note 7 and 9 provide the disclosures regarding restrictions on the Intermediate Partnership’s and Alliance Coal’s assets and liabilities required by ASC 810-10-50-2AA.  Please tell us in greater detail the nature and significant terms of the restrictions imposed on the Intermediate Partnership’s and Alliance Coal’s ability to make distributions to ARLP and explain to us where your current disclosures address these restrictions.  In doing so, please also tell us what distributions can be made to ARLP from these VIEs without the consent of MGP, the managing general partner of the registrant and both VIEs.  If MGP, rather than ARLP, has the power to direct the activities of both VIEs, please tell us why this would not also constitute a form of restriction on the assets of these VIEs as it relates to ARLP.  Please revise the notes to your financial statement in future filings, as necessary, to explain in further detail the restrictions imposed on the ability of these VIEs to make distributions to ARLP.  Please also refer to Rule 4-08(e) of Regulation S-X.  Please provide us your proposed disclosures.

Response: We acknowledge the Staff’s comments and observed there are several inquiries within comment 1.  We will respond in the order of the Staff’s inquiries.

1a) Please tell us in greater detail the nature and significant terms of the restrictions imposed on the Intermediate Partnership’s and Alliance Coal’s ability to make distributions to ARLP.

Restrictions imposed on both the Intermediate Partnership’s and Alliance Coal’s ability to make distributions to ARLP relate to Section 6.3(a) of both the Intermediate Partnership’s Partnership Agreement and Alliance Coal’s Operating Agreement (collectively, the “VIE Agreements”) which require 100 percent of Available Cash as defined in Section 1.1 of both VIE Agreements to be distributed to its unitholders, which in the case of Alliance Coal is the Intermediate Partnership and in the case of the Intermediate Partnership is ARLP with only nominal amounts, (approximately 1% in total from both VIEs) going to  MGP. Inherent in this distribution requirement is cash not considered “available”, or in other words restricted, which constitute reserves that are necessary or appropriate in the reasonable discretion of MGP to:

i)                                         Provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) — Partnership Group is defined as the Intermediate Partnership and Alliance Coal in the VIE Agreements.

ii)                                      Comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is party or by which it is bound or its assets are subject.

iii)                                   Provide funds for distributions under the terms of the ARLP Partnership Agreement for the next four quarters.

The VIE Agreements prohibit MGP from holding cash reserves that do not allow ARLP to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units. This demonstrates that the VIE Agreements were written with the express purpose of distributing all available cash ultimately to ARLP.

While MGP directs the activities of both VIEs and calculates cash available for distribution, it is directed through the VIE Agreements to distribute 100% of available cash and is further limited by the VIE Agreements on the cash reserves it can determine in the calculation of cash available for distribution.  Changes to the VIE Agreements require approval by a majority of unit holders, therefore MGP does not have the power to change the provisions of the VIE Agreements governing distributions without the consent of the limited partner unitholders.

In Note 9 we disclose that the Partnership must distribute all available cash to the unitholders.  The disclosure doesn’t specifically address the distributions of the VIEs to ARLP, however, because the VIEs make up virtually all the net assets of the Partnership, a reader could reasonably conclude that all of the available cash from the VIEs must be distributed to ARLP.  In our proposed new VIE footnote disclosure included below in our response to the Staff’s comment 4, we expanded our discussion regarding required distributions from the VIEs to ARLP to further support ARLP’s consolidation of the Intermediate Partnership and Alliance Coal.

There are restrictions imposed on the VIEs with respect to the credit facilities and senior notes in Section 5.02(g)(i) of the Credit Facility agreement and Section 10.7(a)(i) of the Senior Notes Agreement (collectively, the “Debt Agreements”).  These restrictions limit the distributions to be made by the VIEs to the cash available for distribution in the preceding quarter.  This restriction within the Debt Agreements is contemplated in the calculation of Cash Available for Distribution in accordance with the VIE Agreements and does not impose additional restrictions on distributions to ARLP from the VIEs.

In Note 7 we disclose that the Intermediate Partnership is the entity that entered into the Debt Agreements and we discuss the various covenants under the agreements which include among others, restrictions regarding  “…the amount of distributions by our Intermediate Partnership, incurrence of additional indebtedness and liens, sale of assets, investments, mergers and consolidations and transactions with affiliates.”  In our proposed new VIE footnote disclosure included below in our response to the Staff’s comment 4, we expanded our discussion regarding the restrictions placed on the VIE’s as it relates to the debt covenants to further support ARLP’s consolidation of the Intermediate Partnership and Alliance Coal.

1b) Explain to us where your current disclosures address these restrictions (noted in 1a).

We believe Note 7 and Note 9, as previously discussed, disclosed the restrictions regarding cash distributions to ARLP and how the distributions must be limited to maintain the operations of the Intermediate Partnership and Alliance Coal and further, how distributions to ARLP must be limited due to debt covenants imposed on the Intermediate Partnership.  However, as noted above, in our proposed new VIE footnote disclosure included below in our response to the Staff’s comment 4, we will highlight the discussions in Note 7 and Note 9 in more detail regarding how these restrictions impact the Intermediate Partnership’s and Alliance Coal’s ability to distribute cash to ARLP and nominal amounts to MGP.  We will also add a brief sentence in Note 7 and Note 9 regarding the importance of the distribution restrictions discussed in those Notes and then a cross reference back to the new proposed VIE footnote.  The additional sentences for Note 7 and Note 9 are also included below in our response to the Staff’s comment 4.

1c) In doing so, please also tell us what distributions can be made to ARLP from these VIEs without the consent of MGP, the managing general partner of the registrant and both VIEs.

No distributions can be made from the VIEs to ARLP without consent of the MGP; however, as previously discussed, MGP has a fiduciary and contractual duty to distribute 100% of available cash from the Intermediate Partnership and Alliance Coal to ARLP and from ARLP to ARLP’s limited partners and general partners.

1d) If MGP, rather than ARLP, has the power to direct the activities of both VIEs, please tell us why this would not also constitute a form of restriction on the assets of these VIEs as it relates to ARLP.

As previously discussed, although the MGP does have the power to direct the activities of both VIEs, MGP has a fiduciary and contractual duty to distribute 100% of available cash from the VIEs to ARLP.  It is also important to note that MGP is 100% owned by Alliance Holdings, GP, L.P. (“AHGP”) which also holds directly, a 41.9% limited partner interest in ARLP as well as indirectly, a 2% managing general partner interest through its ownership of MGP.  As a result, AHGP has both the power and benefits significant to ARLP as well as MGP and is therefore the primary beneficiary and consolidates both ARLP and MGP.  Given this common control of both ARLP and MGP, AHGP has the power to effectively block any divergence or change of ARLP’s, the Intermediate Partnership’s and Alliance Coal’s distributions to ARLP’s partners.  AHGP is also incentivized to cause available cash from the Intermediate Partnership and Alliance Coal to be distributed to ARLP to in turn allow ARLP to pay out incentive distribution rights assigned to MGP, in addition to the limited partner distributions from ARLP, both of which AHGP is the effective recipient. We have also included below a discussion of AHGP’s common control in our new proposed VIE footnote disclosure.

1e) Please revise the notes to your financial statement in future filings, as necessary, to explain in further detail the restrictions imposed on the ability of these VIEs to make distributions to ARLP.

See below under comment 4, the revised Consolidation Policy disclosure, the new proposed VIE footnote and additional brief language being added to Note 7 and Note 9.

1f) Please also refer to Rule 4-08(e) of Regulation S-X.

We considered the guidance in Rule 4-08(e) of Regulation S-X which states the following shall be set forth on the face of the appropriate statement or in appropriately captioned notes:

(e) Restrictions which limit that payment of dividends by the registrant

(1)         Describe the most significant restrictions on the payment of dividends by the registrant, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions.

(2)         Disclose the amount of consolidated retained earnings which represents undistributed earnings of 50 percent or less owned persons accounted for by the equity method.

(3)         The disclosures in paragraphs (e)(3)(i) and (ii) in this section shall be provided when restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method, exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of subsidiaries shall mean that amounts of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). Not all limitations on transferability of assets are considered to be restrictions for purposes of this test, which considers only specific restrictions on the ability of subsidiaries to transfer funds outside of the entity.

(i)             Describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the registrant in the form of cash dividends, loans, or advances (i.e. borrowing arrangements, regulatory restraints, foreign government, etc.)

(ii)          Disclose separately the amount of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

With respect to (e)(1), we believe our new proposed VIE footnote, included in our response to the Staff’s comment 4 below, provides the required disclosure under this section.

With respect to (e)(2), since ARLP does not account for either Alliance Coal or the Intermediate Partnership as equity investments, this section would not be applicable in our circumstance.

With respect to (e)(3), we determined, since MGP is under common control with ARLP, the only restriction a third party could have on the transfer of cash from the VIEs to ARLP is the Debt Agreement restrictions with respect to the required cash reserves held at the Intermediate Partnership and not included in cash available for distribution.  As total cash on hand as of December 31, 2014 (which would theoretically include cash reserves for that quarter ended) was less than 25 percent of total net assets of consolidated ARLP (2.4%), the disclosure provisions of this Rule would not be applicable to ARLP.

1g) Please provide us your proposed disclosures.

In our response to the Staff’s comment 4 below, please note the revised Consolidation Policy disclosure, the new proposed VIE footnote and additional brief language being added to Note 7 and Note 9 to address the issues discussed above.

2.              Your response to comment 1 indicates your VIE disclosures will be provided in several different footnotes.  If so, please cross reference these VIE disclosures pursuant to ASC 810-10-50-2AC.

Response: We acknowledge the Staff’s comment and believe our proposed reference to Note 7 and Note 9 in our proposed consolidation policy included below in our response to the Staff’s comment number 4 contains the appropriate cross references to where the restrictions are contained.  We are also proposing new disclosures as requested by the Staff that will summarize information regarding the VIEs within a single disclosure in a new subsection of our VIE footnote, which was included in our third quarter Form 10-Q.  Please see below our revised proposed disclosure of our VIE footnote in our response to the Staff comment 4.  In addition, we are adding a brief sentence in Note 7 and Note 9 highlighting the importance of distribution restrictions between the Intermediate Partnership and ARLP and the related impact on the VIE analysis.  We will reference the reader from Note 7 and Note 9 back to the VIE footnote to further improve the cross references emphasizing further the importance of these restrictions included in the VIE analysis.

3.              In addressing the disclosure requirements of ASC 810-10-50-2AA(a), please also disclose your conclusion from your December 3, 2015 response that MGP has the power to direct the activities of the Intermediate Partnership and Alliance Coal, but MGP does not have the obligation to absorb losses of these VIEs or the right to receive benefits from these VIEs that could potentially be significant.

Response: We acknowledge the Staff’s comment and will add this disclosure as requested by the Staff.  Please see our response to the Staff’s comment 4 below for the proposed additional language for our new proposed VIE footnote.

4.              Please also tell us in detail how the disclosures you intend to provide address each of the matters outlined in ASC 810-10-50-3 and ASC 810-[10]-50-5A.  Please revise the notes to your financial statements in future filings, as necessary.  If you do not believe certain of these disclosures are applicable or are provided elsewhere in your financial statements, please explain the basis for your conclusions.  Also please provide us your proposed disclosures.

Response: We acknowledge the Staff’s comment and have outlined below how our intended disclosures address the guidance referenced.  We have also provided below the revised and additional proposed disclosures:

We believe that the revised and proposed additional disclosures noted below address the requirements of ASC 810-10-50-2AA which states:

a.              The significant judgments and assumptions made by a reporting entity in determining whether it must do any of the following:

1.              Consolidate a variable interest entity (VIE)

2.              Disclose information about its involvement in a VIE

b.              The nature of restrictions on a consolidated VIE’s assets and on the settlement of its liabilities reported by a reporting entity in its statement of financial position, including the carrying amounts of such assets and liabilities.

c.               The nature of, and changes in, the risks associated with a reporting entity’s involvement with the VIE.

d.              How a reporting entity’s involvement with the VIE affects the reporting entity’s financial position, financial performance, and cash flows.

We believe our proposed consolidation policy below outlines ARLP’s consolidation of the VIEs and both our existing disclosures in Note 1 — Organization and Presentation and our new proposed VIE footnote below, make it apparent to the reader that the VIEs are the operating subsidiaries of ARLP.  Our new proposed VIE footnote also discusses the restrictions on the VIEs’ assets and settlement of its liabilities by noting the VIEs make up virtually all the net assets of ARLP and by referencing all restrictions on the VIEs discussed within the financial statements.  Our proposed disclosures also address the specific restrictions on the transfer of cash in that the VIEs can only transfer cash available for distribution.  Because we clearly disclose that the VIEs comprise virtually all the net assets of ARLP, the reader can reasonably conclude the resulting significant risk of ARLP’s involvement in the VIEs and the impact the VIEs have on the financial position, financial performance, and cash flows of ARLP as the information from the VIEs is nearly identical to the consolidated information.

We believe that the proposed additional disclosures noted below address the disclosure requirements of ASC 810-10-50-3 which states:

The primary beneficiary shall disclose all the following:

a.              The nature, purpose, size, and activities of the VIE.

b.              The carrying amount and classification of consolidated assets that are collateral for the VIE’s obligations.

c.               Lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the primary beneficiary.

We believe because 1) we disclose the purpose and activities of the VIEs in our proposed variable interest entity disclosure, 2) we disclose that the VIEs are the operating subsidiaries of ARLP and 3) we disclose the VIEs comprise virtually all the net assets of ARLP, a reader is informed of the nature, purpose, size, and activities of the VIEs.  Because we disclose that the VIEs comprise virtually all the net assets of ARLP, a reader of Note 7 can:

1)             Reasonably conclude the carrying amounts and classifications of assets in the consolidated financial statements represent collateral for the Intermediate Partnership’s debt.

2)             Reasonably conclude what recourse the Intermediate Partnership’s creditors have to the collateral and

3)             Determine the creditors’ risks as these risks are generally identical to the consolidated information presented.

Note 7 also provides the reader with information regarding various covenants that restrict distributions to ARLP from the Intermediate Partnership thus giving significant recourse to creditors.

We believe that the proposed additional disclosures noted below address the disclosure requirements of ASC 810-10-50-5A which states:

A reporting entity that is a primary beneficiary of a VIE or a reporting entity that holds a variable interest in a VIE but is not the entity’s primary beneficiary shall disclose all of the following:

a.              Its methodology for determining whether the reporting entity is the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. One way to meet this type of disclosure requirement would be to provide information about the types of involvements a reporting entity considers significant, supplemented by information about how the significant involvements were considered in determining whether the reporting entity is the primary beneficiary.

b.              If facts and circumstances change such that the conclusion to consolidate a VIE has changed in the most recent financial statements (for example, the VIE was previously consolidated and is not currently consolidated), the primary factors that caused the change and the effect on the reporting entity’s financial statements.

c.               Whether the reporting entity has provided financial or other support (explicitly or implicitly) during the periods presented to the VIE that it was not previously contractually required to provide or whether the reporting entity intends to provide that support, including both of the following:

1.              The type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support.

2.              The primary reasons for proving the support.

d.              Qualitative and quantitative information about the reporting entity’s involvement (giving consideration to both explicit arrangements and implicit variable interest) with the VIE, including but not limited to, the nature, purpose, size, and activities of the VIE, including how the VIE is financed.

We believe that our proposed variable interest entity disclosures include our methodology for determining the primary beneficiary of the VIEs.  The consolidation conclusion hasn’t changed from the most recent financial statements, therefore disclosure under subsection (b) would not be necessary.  Because we disclose that the VIEs comprise virtually all the net assets of ARLP, a reader is informed that ARLP does not provide financial support to the VIEs that it is not contractually required to do so under 1) the VIE

Agreements regarding potential funding of operations whether debt or equity as needed, or 2) the terms of the LTIP plan regarding issuance of ARLP units for incentive compensation.  It is also apparent to the reader that all the cash generating activities are performed by the VIEs and therefore no additional financial support is required. Any funding outside of ARLP would be disclosed as contributions or other related-party transactions as required by other GAAP requirements.  We believe our proposed disclosures also inform the reader of ARLP’s involvement on both a qualitative and quantitative level in that 1) the disclosures note the VIEs comprise virtually all the net assets of the ARLP and thus ARLP’s consolidated results reflect the quantitative information of the VIEs and 2) the disclosure of the VIEs being the operating subsidiaries of ARLP provides qualitative information.

Consolidation Policy:

In our previous responses to the Staff, we proposed a consolidation policy designed to address or expand required disclosures not otherwise disclosed in the document.  Since we are now proposing a new proposed VIE footnote, we have modified the proposed consolidation policy to cross-reference to Note 9 and the new proposed VIE footnote. Please note our revised proposed consolidation policy:

“The accompanying consolidated financial statements present the consolidated financial position, results of operations and cash flows of ARLP, its subsidiary the Intermediate Partnership (a variable interest entity of which ARLP is the primary beneficiary), Alliance Coal (a variable interest entity of which the Intermediate Partnership is the primary beneficiary) and other directly and indirectly wholly- and majority-owned subsidiaries of the Intermediate Partnership and Alliance Coal.  The Intermediate Partnership, Alliance Coal and their wholly- and majority-owned subsidiaries represent virtually all the net assets of ARLP.  MGP’s interests in both Alliance Coal and the Intermediate Partnership and SGP’s 0.01% interest in the Intermediate Partnership are reported as part of the overall two percent general partner interest in ARLP.  MGP’s incentive distribution rights in ARLP are also reported with the general partner interest in ARLP.  All intercompany transactions have been eliminated.  See Note 11 — Variable Interest Entities for more information regarding ARLP’s consolidation of the Intermediate Partnership and Alliance Coal.  See Note 9 — Distributions of Available Cash for more information regarding MGP’s incentive distribution rights”.

We propose the following cross reference to be added to Note 7 after discussion of debt covenants including the restriction of distributions:

“See Note 11 — Variable Interest Entities for further discussion of restrictions on the cash available for distribution and its impact on our consolidations.”

We propose the following cross reference to be added to Note 9 after the discussion of cash reserves used in the available for distribution calculation:

“See Note 11 — Variable Interest Entities for further discussion of restrictions on the cash available for distribution and its impact on our consolidations.”

Additional discussion proposed for our Variable Interest Entity footnote (Note 11):

“Alliance Coal is a limited liability company designed to operate as the operating subsidiary of the Intermediate Partnership and holds the interests in the mining operations and ASI.  The Intermediate Partnership is a limited liability partnership that holds the non-managing member interest in Alliance Coal, the sole member interests in Alliance Resource Properties, LLC (our land holding company) and other miscellaneous businesses.  Together Alliance Coal and the Intermediate Partnership and their subsidiaries represent virtually all the net assets of ARLP.  Both the Intermediate Partnership and Alliance Coal were designed to operate as the operating subsidiaries of ARLP and to distribute available cash to ARLP for distribution such that ARLP can distribute available cash to its partners. Although MGP, ARLP, and the Intermediate Partnership are under common control due to AHGP’s control of both MGP and ARLP, we considered MGP’s and ARLP’s ownership in the Intermediate Partnership and MGP’s and the Intermediate Partnership’s ownership in Alliance Coal separately for the purposes of determining whether the Intermediate Partnership and Alliance Coal are variable interest entities (“VIEs”).

The Intermediate Partnership holds a 99.999% non-managing interest and MGP holds the 0.001% managing member interest in Alliance Coal.  To determine whether Alliance Coal is a VIE we considered that MGP has the power to direct the activities of Alliance Coal, but it does not have the obligation to absorb losses nor the right to receive benefits that could be potentially significant to Alliance Coal.  The Intermediate Partnership does not have the power to direct the activities of Alliance Coal, but does have the obligation to absorb losses or receive benefits that could be potentially significant to Alliance Coal. As a result, we have determined that Alliance Coal is a VIE.

To determine whether the Intermediate Partnership is the primary beneficiary of Alliance Coal, we considered that because neither MGP nor the Intermediate Partnership have both the power and the benefits related to Alliance Coal, we determined that the entity to which Alliance Coal is most closely aligned is the Intermediate Partnership and therefore the Intermediate Partnership is the primary beneficiary.  We based our determination of alignment on 1) the purpose and design of Alliance Coal to a) be the operating subsidiary of the Intermediate Partnership and b) distribute all of its cash to the Intermediate Partnership such that the Intermediate Partnership can pay its partners and debt obligations 2) the Intermediate Partnership’s significant majority interest in the economics of Alliance Coal and 3) the Intermediate Partnership’s debt funding for Alliance Coal for capital expenditures, operations and other purposes as needed and related risks and collateral requirements in the debt arrangement.

ARLP holds a 98.9899% limited partnership interest in the Intermediate Partnership and MGP holds the 1.0001% managing partner interest in the Intermediate Partnership.  To determine whether the Intermediate Partnership is a VIE we considered that MGP has the power to direct the activities of the Intermediate Partnership, but it does not have the obligation to absorb losses or the right to receive benefits that could be potentially significant to the Intermediate Partnership.  ARLP does not have the power to direct the activities of the Intermediate Partnership, but does have the obligation to absorb losses or receive benefits that could be potentially significant to the Intermediate Partnership.  As a result, we have determined that the Intermediate Partnership represents a VIE.

To determine whether ARLP is the primary beneficiary of the Intermediate Partnership, we considered that because neither MGP nor ARLP have both the power and the benefits related to the Intermediate Partnership, we determined that the entity to which the Intermediate Partnership is most closely aligned is ARLP and therefore ARLP is the primary beneficiary.  We based our determination of alignment on 1) the purpose and design of the Intermediate Partnership to a) be the operating subsidiary to ARLP and b) distribute all of its available cash to the ARLP to pay its partners and 2) ARLP’s significant majority interest in the economics of the Intermediate Partnership.

The Partnership Agreements of ARLP and the Intermediate Partnership and the Operating Agreement of Alliance Coal (collectively the “Agreements”) use the term Partnership Group to comprise all three entities.  The Agreements require MGP to distribute on a quarterly basis 100% of available cash from the Partnership Group to ARLP and then to ARLP’s partners in addition to nominal distributions from the Intermediate Partnership and Alliance Coal to MGP and SGP. Available cash is determined as defined in the Agreements and represents all cash with the exception of cash reserves for the proper conduct of the business including reserves for future capital expenditures and for anticipated credit needs of the Partnership Group.  MGP is required under the terms of the Agreements to distribute this cash to ARLP to meet the distribution requirements discussed in Note 9 - Distributions.  As discussed in Note 7 — Long-Term Debt, the Intermediate Partnership’s debt covenants place additional restrictions on distributions to ARLP by limiting cash available for distribution from the Intermediate Partnership based on various debt covenants pertaining to the most recent preceding quarter.  In the definition of Available Cash in the Agreements, MGP cannot hold cash reserves from ARLP that would prevent it from making its minimum quarter distributions or any cumulative distributions in arrears.  MGP does not have the ability to amend the Agreements without the consent of the Partnership Group.”

We respectively request that the Staff accept our above response that the required disclosures under 810-10-50-2AA(a), ASC 810-10-50-3, and ASC 810-10-50-5A have been met with the addition of the proposed consolidation policy and our proposed discussion within a variable interest entity footnote.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•              we are responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., Stephen Gill at (713)758-4458.

Very truly yours,

Alliance Resource Partners, L.P.

By:	Alliance Resource Management GP, LLC,
its managing general partner

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

Stephen M. Gill
Vinson & Elkins L.L.P.